EX. 99.28(h)(1)(ii)

Amendment to
Administration Agreement
Between JNL Strategic Income Fund LLC and
Jackson National Asset Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company (“Administrator”), and JNL Strategic Income Fund LLC, a Delaware limited liability company (“Company”).

Whereas, the Company and the Administrator entered into an Administration Agreement effective as of October 15, 2012, as amended September 5, 2013 (“Agreement”), whereby the Administrator agreed to perform certain administrative services to each Fund of shares (each a “Fund”) of the Company, as listed on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 15. “Term of Agreement”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 15. “Term of Agreement” in its entirety, and replace it with the following:

15. Term Of Agreement

The term of this Agreement shall begin on the date first above written with respect to the Fund listed in Schedule A on the date hereof and, unless sooner terminated as hereinafter provided, this Agreement shall remain in effect through October 15, 2013. With respect to each Fund added by execution of an amendment to this Agreement, the term of this Agreement shall begin on the date of such execution. Thereafter, in each case this Agreement shall continue in effect through September 30th of each successive year for each Fund covered by this Agreement, as outlined on Schedule A, subject to the termination provisions and all other terms and conditions hereof; provided, such continuance with respect to the Fund is approved at least annually by vote or written consent of the Board of Managers, including a majority of the Board of Managers who are not interested persons of either party hereto (“Disinterested Board of Managers”); and provided further, that neither party has terminated the Agreement in accordance with Section 17. The Administrator shall furnish the Fund, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of this Agreement or any extension, renewal or amendment thereof. However, the addition or deletion of a Fund reflecting changes that have been formally approved by resolution by the Board of Managers will not require approval by the Board of Managers.

In Witness Whereof, the Administrator and the Company have caused this Amendment to be executed as of this 6th day of June 2014, effective June 4, 2014.

JNL Strategic Income Fund LLC		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO